Mail Stop 4561

January 9, 2007

Worth Harris Carter, Jr.
Bank Building Corporation
1300 Kings Mountain Road
Martinsville, VA 24112

> **Re: Bank Building Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30,**
> **2006, and September 30, 2006**
> **File No. 033-64520**

Dear Mr. Carter:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant